Exhibit 99.1

Spreadtrum Announces Strategic Partnership with Orange

Global operator teams with mobile platform provider across broad device portfolio to make high quality, feature-rich mobile handsets and smartphones more broadly affordable

SHANGHAI, CHINA – March 27, 2013 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, together with Orange, one of the world’s leading telecommunications operators, today announced that Orange has established a strategic partnership with Spreadtrum to use its low-cost mobile platforms for the delivery of a broad portfolio of cost-effective, feature-rich mobile handsets and smartphones to consumers in Orange’s European and African markets. With this collaboration, Orange aims to improve the affordability of smartphones and other mobile handsets in these regions, contributing to Orange’s objectives of making the mobile internet more accessible to consumers.

“Orange’s goal is to make the mobile internet more accessible to all of our customers around the world,” said Yves Maitre, senior vice president of Orange Group Devices. “Spreadtrum’s ability to provide high-quality and low-cost chipsets will ultimately help make our smartphones even more affordable for our customers everywhere.”

“We are pleased to be working closely with Orange on their mobile initiatives,” said Dr. Leo Li, chairman and CEO of Spreadtrum. “Our partnership with Orange demonstrates our commitment and capability to support our global partners with products and service that enable them to achieve their strategic market objectives.”

Orange and Spreadtrum have now achieved the first milestone in the delivery of Spreadtrum-based handsets to Orange’s markets, with a feature phone designed by Alcatel, the Alcatel One Touch 1060, that is based on Spreadtrum’s SC6531 2.5G baseband chipset and is now qualified for launch in Orange’s markets beginning with France. Orange plans to follow this device launch with Spreadtrum-based smartphone products in the future.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ:SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

SPREADTRUM SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding Orange’s aim for improving the affordability of smartphones and other mobile handsets in Orange’s European and African markets through its collaboration with Spreadtrum, Spreadtrum’s ability in ultimately helping make Orange’s smartphones even more affordable for Orange’s customers everywhere, Spreadtrum’s capability in enabling its global partners to achieve their strategic market objectives, and Orange’s plan to follow the Alcatel One Touch 1060 launch with Spreadtrum-based smartphone products in the future. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for feature-rich mobile handsets and smartphones; market acceptance of Spreadtrum’s low-cost chipsets; the state of and any change in the Company’s relationship with Orange; and changes in political, economic, legal and social conditions in China and emerging markets. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Spreadtrum Contact: Diana Jovin , Tel: +1 650-308-8148, E-mail: ir@spreadtrum.com